1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 21, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2011

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors( the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The Results Report for the Third Quarter of 2011 of the Company (the “Report”) was considered and approved by the fourth meeting of the fifth session of the Board and all the 11 directors of the Board attended the meeting.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July to 30 September in 2011.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Weimin, the Chief Financial Officer, Mr. Wu Yuxiang, and the Vice Chief Financial Officer, the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the third quarter ended 30 September 2011 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the third quarter of 2011, the operating income of the Group was RMB 11,848.9 million, representing an increase of RMB 2,499.5 million or 26.7% as compared with the corresponding period last year. Net operating profit attributable to the Shareholders of the Company was RMB 2,133.1 million, representing an increase of RMB 271.3 million or 14.6% as compared with the corresponding period of last year. In consideration of the effect of exchange loss and gain, net profit attributable to the Shareholders of the Company was RMB 1,095.8 million, representing a decrease of RMB 2,585.2 million or 70.2% as compared with the corresponding period of last year.

•

For the first three quarters of 2011, the operating income of the Group was RMB 32,606 million, representing an increase of RMB 7,655.3 million or 30.7% as compared with the corresponding period of last year. Net operating profit attributable to the Shareholders of the Company was RMB 6,304.2 million, representing an increase of RMB 1,066.8 million or 20.4% as compared with the corresponding period of last year. In consideration of the effect of exchange loss and gain, net profit attributable to the Shareholders of the Company was RMB 6,129.5 million, representing a decrease of RMB 184.4 million or 2.9% as compared with the corresponding period of the previous year.

•	The information in this Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

4

§1 General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the reporting period	As at the end of last year	Increase/decrease at the end of the reporting period as compared with the end of last year (%)
Total assets (RMB)	90,360,003,210	72,828,540,529	24.07
Shareholders’ equity excluding the equity of minority shareholders (RMB)	39,381,709,360	36,721,719,248	7.24
Net assets per share attributable to the Shareholders of the Company (RMB)	8.01	7.47	7.24

	From the beginning of the year to the end of the reporting period (January-September)		Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	16,548,306,328		556.00
Net cash flows per share from operating activities (RMB)	3.36		556.00

	The reporting period (July-September)	From the beginning of the year to the end of the reporting period (January- September)	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	1,095,798,473	6,129,529,574	-70.23
Basic earnings per share (RMB)	0.22	1.25	-70.23
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.22	1.25	-70.23
Weighted average return on net assets (%)	3.17	15.91	Decreased by 8.36 percentage points
Weighted average return on net assets after deducting extraordinary profits and losses (%)	3.14	15.89	Decreased by 8.38 percentage points

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the reporting period (RMB)
Profit of disposing non-current assets	3,310,648
Government grant income	12,637,472
Investment profits generating from available-for-sale financial assets	2,433,305
Other non-operating profits and losses besides these above-mentioned items	-8,163,539
Subtotal	10,217,886
Less: Effect of income tax	2,791,502
Total amount of extraordinary profits and losses	7,426,384
Including: amount attributable to the shareholders of the Company	6,968,117

Movements of the net profit attributable to the shareholders of the Company

Unit：100 million

	The third quarter			The first three quarters
	2011	2010	Increase/ decrease（%）	2011	2010	Increase/ decrease（%）
Net operating profit attributable to the shareholders of the Company	21.331	18.618	14.57	63.042	52.374	20.37
Effect of exchange loss and gain on net profit	-10.373	18.192	-157.02	-1.747	10.766	-116.23
Net profit attributable to the shareholders of the Company	10.958	36.810	-70.23	61.295	63.140	-2.92

1.2	Total number of Shareholders at the end of the reporting period and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the reporting period	109,592
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the reporting period (shares)	Classes of shares held (A shares, B Shares, H Shares or others)
HKSCC Nominees Limited	1,949,169,945	H Shares
Dongwu Industries Alternative Stock Securities Investment Fund 东吴行业轮动股票型证券投资基金	5,602,147	A Shares
Xiangcai Securities Co., Ltd	5,449,462	A Shares
Zhonghai Energy Mixed Strategy Securities Investment Fund 中海能源策略混合型证券投资基金	5,288,809	A Shares
Dow Jones 88 Selected Securities Investment Fund 道琼斯88精选证券投资基金	5,209,954	A Shares
BILL & MELINDA GATES FOUNDATION TRUST	5,000,000	A Shares
DA ROSA JOSE AUGUSTO MARIA	5,000,000	H Shares
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund 上证50交易型开放式指数证券投资基金	4,900,403	A Shares
Yifangda 50 Index Securities Investment Fund 易方达50指数证券投资基金	4,470,580	A Shares
Fuguo Tianbo Innovation Theme Stock Investment Fund 富国天博创新主题股票型证券投资基金	4,212,890	A Shares

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited, holds the Company’s H Shares in the capacity of a nominee. As at September 30, 2011, the table sets out the shareholdings of substantial shareholders of the Company’s H Shares:

Name of substantial shareholder	Class of shares	Type of interest	Capacity	Number of shares held (shares)* (Note 1)		Percentage in the relevant class of share capital of the Company		Percentage in the total share capital of the Company
JPMorgan Chase & Co.	H shares	Corporate	Beneficial owner, investment manager, custodian corporation / approved lending agent	303,449,551	(L)	15.49	%(L)	6.17	%(L)
				19,402,457	(S)	0.99	%(S)	0.39	%(S)
				141,287,034 (Note 2	(P) )	7.21	%(P)	2.87	%(P)

Templeton Asset Management Ltd.	H shares	Corporate	Investment Manager	255,004,000	(L)	13.02	%(L)	5.18	%(L)

Blackrock, Inc.	H shares	Corporate	Interest of corporation controlled by the shareholder	134,155,285	(L)	6.85	%(L)	2.73	%(L)
				8,600,589	(S)	0.44	%(S)	0.17	%(S)

BNP Paribas Investment Partners SA	H shares	Corporate	Investment Manager	117,641,207	(L)	6.00	%(L)	2.39	%(L)

Notes:

（1）	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
（2）	Among the aggregate interests in the long position of H shares, 19,803,049 H shares were held as beneficial owner, 142,359,468 H shares were held as investment manager and 141,287,034 H shares were held as Custodian Corporation/approved lending agent.

The aggregate interests in the short position of shares were held as beneficial owner.

Among the aggregate interests in the long position of H shares, 2,608,994 H shares were held as derivatives.

Among the aggregate interests in the short position of H shares, 7,718,599 H shares were held as derivatives.

§2 Significant Matters

2.1	General Operating Performance

I	Operating Data Summary

Items	Third quarter			First three quarters
	2011	2010	Increase or decrease (%)	2011	2010	Increase or decrease (%)
I. Coal Business（kilotonne）
Raw coal production	14,370	13,164	9.16	40,098	36,050	11.23
Saleable coal production	13,313	12,051	10.47	36,900	33,613	9.78
Salable coal sales volume	16,247	13,021	24.78	42,908	35,879	19.59
II. Railway Transportation Business（kilotonne）
Transportation volume	4,298	4,421	-2.78	13,386	14,350	-6.72
III. Coal chemicals business（kilotonne）
Methanol production	164	64	156.25	412	309	33.33
Methanol sales volume	148	66	124.24	395	316	25.00
IV. Electrical power business（10,000kWh）
Power generation	37,119	32,947	12.66	106,559	103,407	3.05
Electricity sold	25,402	11,588	119.21	72,346	35,806	102.05

Items	Third quarter			First three quarters
	2011	2010	Increase or decrease (%)	2011	2010	Increase or decrease (%)
V. Heat business（1,000 steam tonnes）
Heat generation	67	50	34.00	979	987	-0.81
Heat sales volume	2	9	-77.78	149	156	-4.49

II	Operating Performance of the Principal Businesses of the Group - by Business Segment

A. Coal Business

(i)	Coal Production and Sales

For the first three quarters of 2011, the raw coal production of the Group was 40.1 million tonnes, representing an increase of 4.05 million tonnes or 11.2% as compared with the corresponding period of last year. The output of salable coal was 36.9 million tonnes, representing an increase of 3.29 million tonnes, or 9.8%, as compared with the corresponding period of last year. The increase of coal production was mainly due to: (1) consolidation of coal production by Ordos Neng Hua; and (2) coal production by Heze Neng Hua and Yancoal Australia increased as compared with the corresponding period of last year.

The Group sold 42.91 million tonnes of coal in the first three quarters of 2011, of which 0.81 million tonnes were sold internally, and 42.1 million tonnes externally. The sales volume increased by 7.03 million tonnes or 19.6% as compared with that of the first three quarters of 2010. This increase is mainly due to: (1) newly increased coal sales volume of Ordos Neng Hua by 2.79 million tonnes; (2) coal sales volume by Yancoal Australia increased by 1.53 million tonnes as compared with the corresponding period of last year; and (3) the sales volume of externally purchased coal increased by 2.6 million tonnes as compared with that of the first three quarters of 2010.

The following table sets out the coal production and coal sales of the Group for the first three quarters of 2011:

Unit: kilotonne

Items	The third quarter			First three quarters
	2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)
I. Raw coal production	14,370	13,164	9.16	40,098	36,050	11.23
1. The Company	8,559	8,575	-0.19	25,263	25,594	-1.29
2. Shanxi Neng Hua	334	380	-12.11	910	1,120	-18.75
3. Heze Neng Hua‚	807	327	146.79	2,178	990	120.00
4. Ordos Neng Huaƒ	1,567	—	—	2,875	—	—

Items	The third quarter			First three quarters
	2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)
5. Yancoal Australia Pty„	3,103	3,882	-20.07	8,872	8,346	6.30
II. Salable coal production	13,313	12,051	10.47	36,900	33,613	9.78
1. The Company	8,548	8,564	-0.19	25,152	25,550	-1.56
2. Shanxi Neng Hua	333	379	-12.14	899	1,109	-18.94
3. Heze Neng Hua	573	223	156.95	1,290	721	78.92
4. Ordos Neng Hua	1,567	—	—	2,875	—	—
5. Yancoal Australia Pty	2,292	2,885	-20.55	6,684	6,233	7.24
III. Salable coal sales volume	16,247	13,021	24.78	42,908	35,879	19.59
1. The Company	8,299	8,330	-0.37	24,501	24,822	-1.29
2. Shanxi Neng Hua	340	344	-1.16	884	1,125	-21.42
3. Heze Neng Hua	613	177	246.33	1,335	663	101.36
4. Ordos Neng Hua	1,484	—	—	2,787	—	—
5. Yancoal Australia Pty	2,303	2,473	-6.87	7,033	5,499	27.90
6. Externally purchased coal	3,208	1,697	89.04	6,368	3,770	68.91

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;
„	Yancoal Australia Pty refers to Yancoal Australia Pty Limited. The subsidiary of Yancoal Australia completed the acquisition of 100% Equity Interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd on 1 August 2011, which has contributed coal output to the Company.

(ii) Coal Sales Prices

Benefiting from the continuous demand for coal both from domestic and overseas markets, the coal price of the Group increased in the first three quarters of 2011 as compared to the corresponding period of last year.

Unit: RMB/tonne

Items	The third quarter			First three quarters			2010
	2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)
1. The Company	688.70	622.31	10.67	681.26	625.96	8.83	633.59
2. Shanxi Neng Hua	466.27	367.15	27.00	458.99	362.53	26.61	382.00

Items	The third quarter			First three quarters			2010
	2011	2010	Increase/ decrease (%)	2011	2010	Increase/ decrease (%)
3. Heze Neng Hua	933.00	781.00	19.46	898.58	751.99	19.49	771.99
4. Ordos Neng Hua	278.97	—	—	288.70	—	—	—
5. Yancoal Australia Pty	798.65	868.33	-8.02	938.20	761.48	23.21	774.19
6. Externally purchased coal	726.18	758.04	-4.20	747.92	741.70	0.84	741.87
Average product price of the Group	678.82	682.16	-0.49	709.96	652.96	8.73	663.46

(iii) Cost of Coal Sales

In the first three quarters of 2011, the cost of coal sales business of the Group was RMB 16.135 billion, representing an increase of RMB 4.3209 billion or 36.6% as compared to the corresponding period last year.

Unit: RMB’000, RMB/tonne

Items		The first three quarters
		2011	2010	Increase/ decrease (%)
The Company	Total cost of sales	7,133,349	6,394,744	11.55
	Cost of sales per tonne	291.15	257.62	13.02
Shanxi Neng Hua	Total cost of sales	291,892	243,657	19.80
	Cost of sales per tonne	330.17	216.61	52.43
Heze Neng Hua	Total cost of sales	876,698	457,671	91.56
	Cost of sales per tonne	656.88	690.01	-4.80
Ordos Neng Hua	Total cost of sales	470,581	—	—
	Cost of sales per tonne	168.87	—	—
Yancoal Australia Pty	Total cost of sales	2,963,505	2,224,583	33.22
	Cost of sales per tonne	421.36	404.58	4.15
Externally purchased coal	Total cost of sales	4,715,250	2,771,408	70.14
	Cost of sales per tonne	740.44	735.08	0.73

In the first three quarters of 2011, the total cost of sales of the Company was RMB 7,133.3 million, representing an increase of RMB 738.6 million, or 11.6% as compared with that of the first three quarters of 2010. The cost of sales per tonne was RMB 291.15, representing an increase of RMB 33.53 or 13.0% as compared with that of the first three quarters of 2010. This was due to:  the rising of material prices caused an increase of the cost of coal sales per tonne of RMB 8.19； ‚ the rising of employees’ wages caused an increase of the cost of sales per tonne of RMB 22.45.

In the first three quarters of 2011, the total cost of sales of Shanxi Neng Hua was RMB 291.9 million, representing an increase of RMB 48.235 million, or 19.8% as compared with that of the first three quarters of 2010. The cost of sales per tonne was RMB 330.17, representing an increase of RMB 113.56 or 52.4% as compared with that of the first three quarters of 2010. This was due to the decrease of sales volume of saleable coal by 0.24 million tonnes or 21.4%, which caused the increase of fixed cost.

B. Railway Transportation

In the first three quarters of 2011, the designated railway for coal transportation of the Company completed the carrying capacity of 13.39 million tonnes of coal, representing a decrease of 0.96 million tonnes or 6.7% as compared with the corresponding period last year. The Company realized income from railway transportation services (income from transport of coal which is settled on the basis of off-mine price and where transportation fees of designated coalmine railway assets are borne by customers) of RMB 353.9 million, representing a decrease of RMB 24.732 million or 6.5% as compared with the corresponding period of last year. The cost of railway transportation services was RMB 231.2 million, representing an increase of RMB 13.049 million or 6.0% as compared with the corresponding period last year.

C. Coal Chemicals

The following table sets out the operation of methanol business of the Group for the first three quarters of 2011:

	Production volume of methanol (Kilotonnes)			Sales volume of methanol (Kilotonnes)
	The first three quarters of 2011	The first three quarters of 2010	Increase/ decrease (%)	The first three quarters of 2011	The first three quarters of 2010	Increase/ decrease (%)
1. Yulin Neng Hua Note	356	271	31.36	340	278	22.30
2. Shanxi Neng Hua	56	38	47.37	55	38	44.74

Note: Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited

	Sales income (RMB’000)			Cost of sales (RMB’000)
	The first three quarters of 2011	The first three quarters of 2010	Increase/ decrease (%)	The first three quarters of 2011	The first three quarters of 2010	Increase/ decrease (%)
1. Yulin Neng Hua	673,206	447,689	50.37	601,823	538,796	11.70
2. Shanxi Neng Hua	113,389	65,000	74.44	117,027	73,258	59.75

D. Electrical Power

The following table sets out the operation of electricity business of the Group for the first three quarters of 2011:

Unit: 10,000 kWh

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First three quarters of 2011	First three quarters of 2010	Increase/ decrease (%)	First three quarters of 2011	First three quarters of 2010	Increase/ decrease (%)
1. Hua Ju EnergyNote	79,384	82,958	-4.31	69,256	32,452	113.41
2. Yulin Neng Hua	21,050	15,635	34.63	2,782	2,747	1.27
3. Shanxi Neng Hua	6,125	4,814	27.23	308	607	-49.26

Note:	In the previous years, the electricity generated by Shandong Hua Ju Energy Co., Limited (Hua Ju Energy) was first consumed by the Group and the remaining electricity was sold on the grid. Starting from 1 January 2011, all the electricity generated by Hua Ju Energy is sold on the grid.

Unit: RMB’000

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First three quarters of 2011	First three quarters of 2010	Increase/ decrease (%)	First three quarters of 2011	First three quarters of 2010	Increase/ decrease (%)
1. Hua Ju Energy	244,805	121,498	101.49	257,552	79,992	221.97
2. Yulin Neng Hua	6,608	6,079	8.70	10,623	15,608	-31.94
3. Shanxi Neng Hua	767	1,424	-46.14	2,860	3,702	-22.74

E. Heat Business

In the first three quarters of 2011, Hua Ju Energy generated heat energy of 0.98 million steam tonnes and sold 0.15 million steam tonnes, which generated sales income of RMB 15.764 million and the cost of sales was RMB 9.213 million.

2.2	Significant movements of the accounting items of the Group and the reasons thereof

I.	Significant movements in items of consolidated balance sheet and the reasons thereof

(A) Asset items

Unit: RMB’000

Items	As at 30 September 2011 (RMB’000)	As at 31 December 2010 (RMB’000)	Increase /decrease (%)	Main reasons for change
Cash at bank and on hand	18,421,922	10,790,219	70.73	Increase in sales income and cash. Matured bills liquidated.
Tradable financial assets	65,491	239,475	-72.65	A decrease of RMB174 million in the fair value measured financial assets from the forward foreign exchange contracts signed by Yancoal Australia.
Bills receivable	5,166,415	10,408,903	-50.37	Decrease settled by acceptance bills and the increase of bill discounting of the Company
Prepayments	1,579,619	243,210	549.49	The prepayment made by the Company for externally purchased coal increased by RMB 902.3 million; the prepayment made by Ordos Neng Hua for equipment increased by RMB 351.4 million; the prepayment made by Heze Neng Hua for equipment increased by RMB 102.6 million.
Available-for-sale financial assets	324,374	194,260	66.98	The available-for-sale financial assets of Yancoal Australia increased by RMB 163.2 million; The fall in the prices of shares in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd held by the Company resulted in the decrease of RMB 33.067 million of available-for-sale financial assets of the Company.
Long-term equity investment	1,693,040	1,105,892	53.09	The first capital investment of RMB 540 million in Shaanxi Future Energy Chemicals Co., Ltd by the Company.
Construction in progress	10,195,655	1,027,571	892.21	The consideration of RMB 7.8 billion for acquisition of Zhuanlongwan coal mine field; construction in progress of the methanol project of Ordos Neng Hua increased by RMB 457.1 million; construction in progress of the Company and Yancoal Australia increased by RMB 460.5 million and RMB 433.3 million, respectively.
Total assets	90,360,003	72,828,541	24.07	—

(B) Liability items

Unit: RMB’000

Items	As at 30 September 2011 (RMB’000)	As at 31 December 2010 (RMB’000)	Increase /decrease (%)	Main reasons for change
Short-term borrowings	10,192,000	295,412	3,350.10	1. The Company borrowed RMB832 million for the payment of H share dividend of 2010; The Company borrowed 6.26 billion for the registered capital increase of Yancoal Australia; 3. The Company borrowed RMB3.1 billion to supplement of working capital; 4. Repayment of RMB 376 million of borrowings due within 1 year.
Tradable financial liabilities	372,938	166,178	124.42	An increase of RMB206.8 million in the fair value measured financial assets from the forward foreign exchange contracts signed by Yancoal Australia and the interest swap contracts signed by the Company.
Receipt in advance	2,225,049	1,473,772	50.98	The receipt in advance of the Company, Ordos Neng Hua and Heze Neng Hua increased by RMB 507.1 million, RMB 187.1 million and RMB 78.659 million respectively.
Salaries and wages payable	1,155,880	823,655	40.34	The salaries and wages payable by the Company and Yancoal Australia increased by RMB 243 million and RMB 49.939 million respectively.
Taxes payable	1,988,572	1,347,129	47.62	Taxes payable by the Company, Yancoal Australia and Ordos Neng Hua increased by RMB 207.3 million, RMB282.1 million and RMB 98.892 million respectively.
Interests payable	183,950	12,732	1,344.78	The payment of the consideration for the acquisition of mining rights in Zhuanlongwan coal mine field by installment resulted in a payment of RMB 168.4 million fund possession cost by Ordos Neng Hua.
Non-current liabilities due within one year	2,370,649	329,268	619.98	The second installment of RMB 2.34 billion for biding for Zhuanglongwan coal mine field shall be paid in full before 30 November 2011 by Ordos Neng Hua.
Long-term payable	2,349,602	752,326	212.31	The third installment of RMB 2.34 billion for biding for Zhuanglongwan coal mine field shall be paid in full before 30 November 2012 by Ordos Neng Hua; RMB 752.3 million of long-term payable by Yancoal Australia.
Total liabilities	50,164,214	36,020,929	39.26	—

II.	Significant movements of items in consolidated income statement and the reasons thereof

Items	The first three quarters（RMB’000）			Main reasons for change
	2011	2010	Increase /decrease (%)
Operating revenue	32,606,045	24,950,720	30.68

1. the increase of sales volume resulted in the increase of RMB4.1241 billion of sales income of coal as compared with the corresponding period of last year;

2. the rise in coal price resulted in the increase of RMB2.8911 billion of sales income of coal as compared with the corresponding period of last year.

Operating cost	18,243,718	13,390,857	36.24	The coal sales volume increased as compared with the corresponding period of last year
Sales expenses	1,734,727	1,195,716	45.08	The increase of coal sales volume of Yancoal Australia resulted in the increase of RMB 466.2 million of sales expenses as compared with the corresponding period of last year; the increase of RMB37.894 million of sales expense of Ordos Neng Hua.
Finance expenses	783,630	-1,192,279	—	Exchange loss of Yancoal Australia was RMB249.6 million, RMB1.538 billion of exchange gains at the corresponding period of last year.
Investment income	31,195	11,250	177.29	The investment return on China HD Zouxian Co. Ltd increased by RMB7.467 million as compared with the corresponding period of last year; the investment return on Yankuang Group Finance Co., Ltd was RMB14.733 million.
Net profit attributable to shareholders of the Company	6,129,530	6,313,954	-2.92	—

III.	Significant movements of items in consolidated cash flow statement and the reasons thereof

Items	The first three quarters（RMB’000）			Main reasons for change
	2011	2010	Increase /decrease (%)
Net cash from operating activities	16,548,306	2,522,623	556.00	Cash received from sales of goods or rendering of services increased by RMB19.4555 billion as compared with the corresponding period of the last year; cash paid for purchase of goods and receipt of services increased by 3.6626 billion as compared with the corresponding period of the last year.; cash paid to and on behalf of employees increased by RMB904.2 million；other cash paid relating to operating activities increased by RMB841 million as compared with the corresponding period of the last year.
Net cash from investing activities	-17,836,284	-2,162,738	724.71	The restricted deposits increased by RMB6.3241 billion; acquisition of assets and equity investment increased by RMB 9.4105 billion as compared with the corresponding period of the last year.
Net cash from financing activities	4,135,989	-1,399,223	—	Cash received from borrowings increased by RMB10.3207 billion as compared with the corresponding period of the last year.; cash paid for debt increased by RMB2.7225 billion as compared with the corresponding period of the last year.; cash paid for distribution of dividends increased by RMB1.6723 billion as compared with the corresponding period of the last year.; cash paid for interest increased by RMB265.2 million as compared with the corresponding period of the last year..
Net increase in cash and cash equivalents	2,338,391	-985,232	—	—

2.3 Progress and impact of significant events and analysis of resolution

(1)	Change of the Senior Management

Reaching the age of retirement, Mr. Jin Tai, the former deputy general manager of the Company, resigned from his position as the deputy general manager on October 12, 2011.

(2)	Acquisition of 80% equity interest in Inner Mongolia Xintai Coal Mining Company Limited

As approved at the general manager working meeting held on 9 July 2011, Ordos Neng Hua entered into the equity transfer agreement of Inner Mongolia Xintai Coal Mining Company Limited dated on 11 July 2011 for the acquisition of 80% equity interests in Inner Mongolia Xintai Coal Mining Company Limited (“Xintai Company”) for a total consideration of RMB 2,801.6 million.

The initial payment of RMB 2,470 million was paid on 18 July 2011 and Xintai Company was taken over on 20 July 2011 by Ordos Neng Hua and the above equity interests transfer procedures is in the process.

Xintai Company is responsible for the operation of Wenyu Coal Mine. In May 2010, the Department of Coal Industry of Inner Mongolia Autonomous Region has approved Wenyu Coal Mine to expand its annual production capacity to 3 million tonnes. At present, the mine is undergoing the post expansion combined trial operation.

(3)	Acquisition of 100% Equity Interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd

As considered and approved at the general manager working meeting of the Company held on 6 April 2011, a wholly-owned subsidiary of Yancoal Australia acquired 100% equity interests in Syntech Holdings and Syntech Holdings II Pty Ltd, respectively (hereinafter “Syntech Project”) for a consideration of AUD202.5 million and the equity transfers were completed on 1 August 2011.

Syntech Project has one coal mine in production and 5 exploration projects, which are situated in Queensland, Australia. Currently, the operating coal mine of Syntech is the first stage of the Cameby Downs coal mine project, which has with an annual production capacity of raw coal and salable coal of 2 million tonnes and 1.4 million tonnes respectively.

(4)	Acquisition of 100% equity interests in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd in Australia

As approval at the general manager working meeting of the Company, a wholly-owned subsidiary of Yancoal Australia entered into a share sale agreement on 27 September 2011, pursuant to which the wholly-owned subsidiary of Yancoal Australia will acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) for a consideration of AUD 296.8 million. The transaction is subject to final approvals by the relevant administrative and regulatory authorities in the People’s Republic of China and Australia.

Both of Premier Coal and Wesfarmers Char are corporations registered in the City of Perth, West Australia. Premier Coal Mine, the wholly-owned subsidiary of Premier Coal, has the designed annual production capacity of 5 million tonnes. As of 30 June 2011, Premier Coal Mine’s coal reserves conforming to the Australasian Joint Ore Reserves Committee (JORC) Standard of Australia amounted to approximately 138 million tones and its coal resources are approximately 535 million tonnes.

For details please refer to the “Announcements in relation to external investment of Yanzhou Coal Mining Company Limited” dated 27 September 2011. The above disclosures are also made available on the Shanghai Stock Exchange website, the Stock Exchange of Hong Kong Limited website, the Company’s website, and /or China Securities Journal, and Shanghai Securities Journal in China

(5)	Acquisition of Potash Exploration Permits in Canada

As approved at the general manager working meeting on 17 July 2011, the Company entered into a Purchase Agreement with each of Devonian Potash Inc. and North Atlantic Potash Inc., in Canada on 18 July 2011. Pursuant to the Purchase Agreements, Yancoal Canada Resources Co., Ltd. acquired, for a total consideration of US$260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada. Yancoal Canada Resources Co., Ltd. completed the permit transfer registrations on 29 September 2011

The acquired permits cover approximately 1,325,388.17 acres of area (about 5,363.84 square kilometers) in aggregate. Based on the preliminary exploration information, it is expected that the permit area may have abundant potash resources. However, further in-depth exploration work will be required post transaction to produce formal estimates of potash resources and reserves in compliance with internationally recognized reporting standards.

For details, please refer to the “Announcements in relation to external investment of Yanzhou Coal Mining Company Limited” dated 30 September 2011. The above disclosures were also posted on the Shanghai Stock Exchange’s website, the Stock Exchange of Hong Kong Limited website, the Company’s website and/or China Securities and Shanghai Securities Journals in China.

(6)	Establishment of wholly-owned subsidiaries by Yancoal International (Holding) Co., Limited, Hong Kong

In the reporting period, as approved at the general manager working meeting, Yancoal Luxembourg Energy Holding Co., Limited was set up with equity capital of USD 500,000.00 solely by Yancoal International (Holding) Co., Limited, a subsidiary of the Company; and Yancoal Canada Resource Holding Co., Ltd was established with equity capital of USD 290 million by Yancoal Luxembourg Energy Holding Co., Limited.

2.4	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

Not applicable.

2.5	Implementation of dividend payment policy during the reporting period

The cash dividend policy as specified in the articles of association of the Company is as follows: the final dividend shall be distributed and paid by the Board under the mandate of the general meeting through an ordinary resolution. After approval by the Board and the annual meeting, the Company may distribute mid-term cash dividend. The cash dividend distributed by the Company should be approximately 35% of the net profit (after deducting the statutory reserves) of the corresponding accounting year.

A sum of RMB2.9019 billion of the final dividend for the year ended 2010 (tax inclusive) was paid to the Shareholders on 27 June 2011, equivalent to a cash dividend of RMB0.59 per share (tax inclusive).

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, the PRC

21 October 2011

Appendices :

Consolidated Balance Sheet

30 September 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	As at 30 September 2011	As At 31 December 2010
CURRENT ASSET :
Cash at bank and on hand	18,421,921,926	10,790,218,826
Tradable financial assets	65,491,378	239,475,434
Notes receivable	5,166,415,277	10,408,903,124
Accounts receivable	509,577,005	487,769,647
Prepayments	1,579,618,654	243,210,171
Interest receivable	10,751,418	2,989,330
Dividends receivable
Other receivables	2,884,511,872	3,542,642,379
Purchase of resold financial assets
Inventories	1,390,292,596	1,646,115,512
Non-current assets due within one year
Other current assets	2,690,854,153	2,113,416,315
TOTAL CURRENT ASSETS	32,719,434,279	29,474,740,738
NON CURRENT ASSETS :
Offering loan and advance
Available-for-sale financial assets	324,374,091	194,259,526
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	1,693,039,810	1,105,891,526
Investment real estate
Fixed assets	18,770,934,774	18,333,247,229
Construction in progress	10,195,654,577	1,027,571,451
Construction materials	20,434,263	17,667,665
Disposal of fixed assets
Intangible assets	24,077,003,572	20,119,008,635
Development expenditure
Goodwill	673,602,322	668,102,483
Long-term deferred expenses	14,185,324	18,166,954
Deferred tax assets	1,753,414,298	1,751,958,422
Other non-current assets	117,925,900	117,925,900
TOTAL NON-CURRENT ASSETS	57,640,568,931	43,353,799,791
TOTAL ASSETS	90,360,003,210	72,828,540,529

The financial statements from Page 19 to Page 32 are signed by the following responsible officers:

Legal Representative of the Company : Li Weimin

Chief Financial Officer : Wu Yuxia(ng

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

30 September 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	As at 30 September 2011	As At 31 December 2010
CURRENT LIABILITIES:
Short-term borrowings	10,192,000,000	295,411,600
Tradable financial liabilities	372,938,227	166,177,927
Notes payable	113,422,549	126,958,580
Accounts payable	1,505,120,762	1,516,920,701
Advances from customers	2,225,048,902	1,473,772,452
Salaries and wages payable	1,155,879,578	823,654,677
Taxes payable	1,988,572,330	1,347,129,196
Interest payable	183,949,757	12,732,426
Dividends payable	—	1,968,323
Other payables	2,384,841,200	2,466,223,721
Non-current liabilities due within one year	2,370,648,556	329,267,885
Other current liabilities	2,919,321,560	2,297,502,144
TOTAL CURRENT LIABILITIES	25,411,743,421	10,857,719,632
NON-CURRENT LIABILITIES:
Long-term borrowings	19,870,099,615	21,661,499,200
Bonds payable
Long-term payables	2,349,602,457	752,325,971
Accrued liabilities	186,932,744	152,594,177
Deferred tax liabilities	2,337,855,501	2,580,863,887
Other non-current liabilities	7,980,020	15,926,109
TOTAL NON CURRENT LIABILITIES	24,752,470,337	25,163,209,344
TOTAL LIABILITIES	50,164,213,758	36,020,928,976
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,201,196,610	4,502,379,121
Less: treasury stock
Special reserves	2,391,101,601	1,920,406,954
Surplus reserves	3,895,859,339	3,895,859,339
Provision for general risk
Undistributed earnings	24,519,870,919	21,292,197,345
Translation reserve	-544,719,109	192,476,489
Equity attributable to shareholders of the Company	39,381,709,360	36,721,719,248
Minority interest	814,080,092	85,892,305
TOTAL SHAREHOLDERS’ EQUITY	40,195,789,452	36,807,611,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	90,360,003,210	72,828,540,529

Balance Sheet of the Parent Company

30 September 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	As at 30 September 2011	As At 31 December 2010
CURRENT ASSET :
Cash at bank and on hand	13,472,712,453	7,943,940,336
Tradable financial assets
Notes receivable	5,166,215,277	10,407,303,124
Accounts receivable	109,708,442	77,019,800
Prepayments	991,241,895	64,339,670
Interests receivable
Dividends receivable	—	529,766
Other receivables	2,676,242,288	3,419,185,058
Inventories	560,215,903	741,057,004
Non-current assets due within one year
Other current assets	1,708,658,077	1,460,318,462
TOTAL CURRENT ASSETS	24,684,994,335	24,113,693,220
NON CURRENT ASSETS :
Available-for-sale financial assets	161,191,823	194,258,579
Hold-to-maturity investment	8,248,000,000	3,683,786,850
Long-term accounts receivable
Long-term equity investments	16,870,278,197	7,423,598,915
Investment real estate
Fixed assets	5,889,274,406	6,523,775,012
Construction in progress	514,464,583	53,942,258
Construction Materials	3,354,534	1,259,017
Disposal of fixed assets
Intangible assets	578,082,790	590,754,069
Development expenditure
Goodwill
Long-term deferred expenses	68,750	74,375
Deferred tax assets	1,548,289,025	1,258,874,815
Other non-current assets	117,925,900	117,925,900
TOTAL NON CURRENT ASSETS	33,930,930,008	19,848,249,790
TOTAL ASSETS	58,615,924,343	43,961,943,010

Balance Sheet of the Parent Company (Continued)

30 September 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

ITEMS	As at 30 September 2011	As At 31 December 2010
CURRENT LIABILITIES:
Short-term borrowings	10,192,000,000	—
Tradable financial liabilities	217,680,732	150,649,643
Notes payable	113,422,549	126,958,580
Accounts payable	760,530,602	904,338,181
Advances from customers	1,886,440,510	1,379,301,752
Salaries and wages payable	870,463,597	627,461,316
Taxes payable	1,735,241,045	1,527,916,187
Interest payable
Dividends payable
Other payables	2,440,482,269	2,039,520,323
Non-current liabilities due within one year
Other current liabilities	2,919,129,230	2,238,201,863
TOTAL CURRENT LIABILITIES	21,135,390,534	8,994,347,845
NON-CURRENT LIABILITIES:
Long-term borrowings	150,000,000	—
Bonds payable
Long-term payable
Special accounts payable
Accrued liabilities
Deferred tax liabilities	20,538,588	28,805,277
Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES	170,538,588	28,805,277
TOTAL LIABILITIES	21,305,929,122	9,023,153,122
SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,578,618,541	4,603,418,608
Less: treasury stock
Special reserves	2,187,802,025	1,830,584,098
Surplus reserves	3,859,313,383	3,859,313,383
Provision for general risk
Undistributed profits	21,765,861,272	19,727,073,799
TOTAL SHAREHOLDERS’ EQUITY	37,309,995,221	34,938,789,888
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,615,924,343	43,961,943,010

Consolidated Income Statement

The first three Quarters of 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The first three Quarters of 2011	The first three Quarters of 2010	The third Quarter of 2011	The third Quarter of 2010
1、TOTAL OPERATING REVENUE	32,606,044,914	24,950,719,751	11,848,918,669	9,349,375,795
Including : operating revenue	32,606,044,914	24,950,719,751	11,848,918,669	9,349,375,795
2、TOTAL OPERATING COST	24,151,753,851	16,409,544,777	10,426,402,037	4,258,297,787
Including : Operating cost	18,243,718,128	13,390,857,106	7,079,886,889	5,067,118,273
Interest expenses
Operating taxes and surcharges	448,642,453	363,121,387	155,836,214	115,298,549
Selling expense	1,734,726,732	1,195,715,632	558,462,366	543,489,991
General and administrative expenses	2,941,036,082	2,652,609,738	1,022,963,447	961,634,693
Financial expenses	783,630,456	-1,192,279,086	1,610,241,730	-2,428,897,158
Impairment loss of assets	—	-480,000	-988,609	-346,561
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	31,195,388	11,249,952	14,624,620	14,409,472
Including: Investment income of associates and joint ventures
Profit on exchange (The loss is listed beginning with “-”)
3、Operating profit (The loss is listed beginning with “-”)	8,485,486,451	8,552,424,926	1,437,141,252	5,105,487,480
Add : Non-operating revenue	43,908,945	40,590,690	15,176,393	27,598,621
Less: Non-operating expenditures	36,124,363	48,636,666	1,968,022	22,224,081
Including: Losses on disposal of non-current assets	10,134,354	16,447,561	284,496	5,853,953
4、Total profit (The total loss is listed beginning with “-”)	8,493,271,033	8,544,378,950	1,450,349,623	5,110,862,020
Less: Income tax	2,336,204,375	2,223,838,779	336,293,792	1,430,153,201
5、Net profit (The net loss is listed beginning with “-”)	6,157,066,658	6,320,540,171	1,114,055,831	3,680,708,819
Net profit attributed to shareholders of the Company	6,129,529,574	6,313,953,522	1,095,798,473	3,680,985,724
Minority interest	27,537,084	6,586,649	18,257,358	-276,905
6、Earnings per share
(1) Earnings per share, basic	1.25	1.28	0.22	0.75
(2) Earnings per share, diluted	1.25	1.28	0.22	0.75
7、Other comprehensive income	-1,038,378,106	148,406,099	-1,270,379,618	261,203,118
8、Total comprehensive income	5,118,688,552	6,468,946,270	-156,323,787	3,941,911,937
Comprehensive gains attributable to shareholders of the Company	5,091,151,468	6,462,359,621	-174,581,145	3,942,188,842
Comprehensive gains and loss of minority interest	27,537,084	6,586,649	18,257,358	-276,905

Income Statement Of the Parent Company

The first three Quarters of 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The first three Quarters of 2011	The first three Quarters of 2010	The third Quarter of 2011	The third Quarter of 2010
1、TOTAL OPERATING REVENUE	22,896,865,031	19,453,415,009	8,591,943,855	6,882,514,509
Less: Operating cost	13,249,930,183	10,226,599,172	5,339,767,885	3,842,224,348
Operating taxes and surcharges	394,085,756	343,752,317	132,524,534	110,432,712
Selling expense	258,218,363	224,523,625	86,331,183	78,098,316
General and administrative expense	2,279,083,305	2,066,005,632	762,179,330	729,060,691
Financial expense	106,488,034	33,471,189	36,867,781	33,890,816
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-67,031,090	—	-32,551,739	—
Investment income (The loss is listed beginning with “-”)	181,060,480	75,982,148	96,506,213	-30,896,272
Including: Investment income of associates and joint ventures
2、Operating profit (The loss is listed beginning with “-”)	6,723,088,780	6,635,045,222	2,298,227,616	2,057,911,354
Add：Non-operating income	10,557,629	19,393,355	8,122,426	15,664,128
Less: Non-operating expense	14,077,093	20,095,218	3,219,875	13,301,044
Including: Loss on disposal of non-current assets	205,826	9,508	205,826	—
3、Total profit (The total loss is listed beginning with “-”)	6,719,569,316	6,634,343,359	2,303,130,167	2,060,274,438
Less: Income tax	1,778,925,844	1,657,181,445	588,692,203	512,587,144
4、Net profit (The net loss is listed beginning with “-”)	4,940,643,472	4,977,161,914	1,714,437,964	1,547,687,294
5、Earnings per share
(1) Earnings per share, basic	1.00	1.01	0.35	0.31
(2) Earnings per share, diluted	1.00	1.01	0.35	0.31
6、Other comprehensive income	-24,800,067	-55,799,577	-28,245,774	8,132,787
7、Total comprehensive income	4,915,843,405	4,921,362,337	1,686,192,190	1,555,820,081

Consolidated Cash Flow Statement

The first three Quarters of 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The first three Quarters of 2011	The first three Quarters of 2010	The third Quarter of 2011	The third Quarter of 2010
1、CASH FLOW FROM OPERATING ACTIVITIES :
Cash received from sales of goods or rendering of services	42,892,351,121	23,436,880,307	12,608,810,623	8,099,006,910
Tax refunding	531,153,836	334,765,652	206,422,386	123,085,373
Other cash received relating to operating activities	440,335,920	338,469,313	17,781,757	147,328,392
Sub-total of cash inflows	43,863,840,877	24,110,115,272	12,833,014,766	8,369,420,675
Cash paid for goods and services	12,296,891,075	8,634,284,012	5,058,136,756	3,562,420,599
Cash paid to and on behalf of employees	5,489,632,266	4,585,396,280	1,930,690,158	1,647,376,207
Taxes payments	6,041,414,409	5,721,183,762	1,954,568,220	1,730,782,717
Other cash paid relating to operating activities	3,487,596,799	2,646,627,840	827,647,270	1,190,941,158
Sub-total of cash outflows	27,315,534,549	21,587,491,894	9,771,042,404	8,131,520,681
NET CASH FLOW FROM OPERATING ACTIVITIES	16,548,306,328	2,522,623,378	3,061,972,362	237,899,994
2、CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from return of investments income	2,433,305	133,854	2,433,305	7,687
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	12,633,969	30,652,784	9,215,844	4,634,464
Other cash received relating to investing activities	2,276,102,842	985,242,357	929,026,737	819,752,145
Sub-total of cash inflows	2,291,170,116	1,016,028,995	940,675,886	824,394,296
Cash paid to acquire fixed assets, intangible assets and other long-term assets	5,598,903,828	1,984,214,232	734,847,357	138,936,066
Cash paid for investments	954,052,548	817,112,085	—	632,700,548
Net cash amount received from the disposal of subsidiaries and other business units	5,658,860,634	—	4,151,077,370	—
Other cash paid relating to investing activities	7,915,636,972	377,440,492	237,589,751	236,578,881
Sub-total of cash outflows	20,127,453,982	3,178,766,809	5,123,514,478	1,008,215,495
NET CASH FLOW USED IN INVESTING ACTIVITIES	-17,836,283,866	-2,162,737,814	-4,182,838,592	-183,821,199
3、CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from borrowings	11,382,893,600	1,062,242,900	200,000,000	382,468,500
Sub-total of cash inflows	11,382,893,600	1,062,242,900	200,000,000	382,468,500
Repayments of borrowings and debts	2,962,585,760	240,039,343	—	23,521,023
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	3,445,507,310	1,508,037,194	1,609,409,781	1,350,653,799
Other cash paid relating to financing activities	838,811,886	713,389,368	913,697	64,661,572
Sub-total of cash outflows	7,246,904,956	2,461,465,905	1,610,323,478	1,438,836,394
NET CASH FLOW USED IN FINANCING ACTIVITIES	4,135,988,644	-1,399,223,005	-1,410,323,478	-1,056,367,894
4、EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-509,620,282	54,105,224	-553,320,569	89,907,182
5、NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	2,338,390,824	-985,232,217	-3,084,510,277	-912,381,917
Add: Cash and cash equivalents, opening	6,771,312,424	8,522,398,899	12,194,213,525	8,449,548,601
6、Cash and cash equivalents, closing	9,109,703,248	7,537,166,682	9,109,703,248	7,537,166,684

Cash Flow Statement of the Parent Company

The first three Quarters of 2011

Prepared by : Yanzhou Coal Mining Company Limited	Unit : RMB

Items	The first three Quarters of 2011	The first three Quarters of 2010	The third Quarter of 2011	The third Quarter of 2010
1、CASH FLOW FROM OPERATING ACTIVITIES :
Cash received from sales of goods and rendering of services	31,816,096,786	17,724,993,890	8,308,133,367	5,663,231,332
Other cash received relating to operating activities	207,483,165	294,565,411	63,992,269	90,889,710
Sub-total of cash inflows	32,023,579,951	18,019,559,301	8,372,125,636	5,754,121,042
Cash paid for goods and services	10,130,909,891	6,947,356,502	4,217,862,611	2,873,073,679
Cash paid to and on behalf of employees	4,158,655,633	3,508,453,149	1,456,991,377	1,220,630,852
Taxes payments	5,293,405,568	5,303,235,411	1,806,022,942	1,719,235,712
Other cash paid relating to operating activities	1,372,667,715	893,785,236	145,378,107	146,258,802
Sub-total of cash outflows	20,955,638,807	16,652,830,298	7,626,255,037	5,959,199,045
NET CASH FLOW FROM OPERATING ACTIVITIES	11,067,941,144	1,366,729,003	745,870,599	-205,078,003
2、CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	743,786,850	194,000,000	290,000,000	120,000,000
Cash received from return of investments	175,950,391	181,447,013	112,497,126	3,531,796
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	10,706,069	4,869,057	7,840,505	2,798,924
Other cash received relating to investing activities	929,026,737	867,862,299	929,026,737	706,471,579
Sub-total of cash inflows	1,859,470,047	1,248,178,369	1,339,364,368	832,802,299
Cash paid to acquire fixed assets, intangible assets and other long-term assets	530,553,168	334,227,494	267,861,186	102,071,514
Cash paid for investments	7,780,045,200	1,474,977,716	2,822,917,200	743,007,716
Other cash paid relating to investing activities	7,547,063,209	—	—	—
Sub-total of cash outflows	15,857,661,577	1,809,205,210	3,090,778,386	845,079,230
NET CASH FLOW USED IN INVESTING ACTIVITIES	-13,998,191,530	-561,026,841	-1,751,414,018	-12,276,931
3、CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from borrowings	5,082,000,000	—	200,000,000	—
Cash received relating to other financing activities	743,263,320	—	152,909,738	—
Sub-total of cash inflows	5,825,263,320	—	352,909,738	—
Repayments of borrowings	1,000,000,000	—	—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	2,987,073,458	1,229,600,000	1,583,189,805	1,229,600,000
Other cash payment relating to financing activities	1,981,646	—	913,697	—
Sub-total of cash outflows	3,989,055,104	1,229,600,000	1,584,103,502	1,229,600,000
NET CASH FLOW USED IN FINANCING ACTIVITIES	1,836,208,216	-1,229,600,000	-1,231,193,764	-1,229,600,000
4、EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4,777,815	-11,268,797	-321,936	-6,537,134
5、NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-1,089,264,355	-435,166,635	-2,237,059,119	-1,453,492,068
Add: Cash and cash equivalents, opening	5,336,180,576	6,724,043,764	6,483,975,340	7,742,369,197
6、Cash and cash equivalents, closing	4,246,916,221	6,288,877,129	4,246,916,221	6,288,877,129

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC